SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM
1	Translation of letter to the Buenos Aires Stock Exchange dated December 23, 2022

TRANSLATION

City of Buenos Aires, December 23, 2022

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re.: Operation with related parties – GasAr Plan – Decree No. 892/20 (as amended by Decree No. 730/22) – Rounds 4.1 and 4.2.

Dear Sirs:

Pursuant to the terms of Article 73 of Law No. 26,831, we hereby inform that the report of the Audit Committee is available to the Company’s shareholders at the registered office of the Company, located at Macacha Güemes 515 in the City of Buenos Aires, in which the Audit Committee has issued its opinion regarding the national public bid (the “Bid”) placed by the Company for the extension of the commitments assumed by the bidders that made offers in the Neuquina Basin within the framework of Rounds 1 and 3 of the “Public Bid—Plan for the Promotion of Argentine Natural Gas Production—Supply and Demand Scheme 2020-2024” (Plan Gas Round 4.1.) and for the award of volumes for the products “Gas Plano July” (2023), “Gas Plano January” (2024), “Gas de Pico 2024” and “Gas de Pico 2025” (Plan Gas Round 4.2.), provided for by Decree No. 730/2022 and Resolution No. 770/2022 of the Secretary of Energy, considering that the terms and conditions of such operation (including the subsequent amendment of the agreements duly entered into with Compañía Administradora del Mercado Mayorista Eléctrico S.A. (“CAMMESA”) and Integración Energética Argentina S.A. (“ENARSA”) –and the execution of a new agreement with ENARSA within the framework of Round 4.2.) are adequate and meet the normal and customary market conditions for agreements executed for similar operations between independent parties.

In this regard, it is reported that by Resolution No. 860/2022 published in the Official Gazette of December 23, 2022, the Secretary of Energy approved the Bid, the extension of the delivery commitments assumed by producers in Rounds 1 and 3 for the supply of the Distribution Licensees, Sub-distributors, ENARSA and CAMMESA from January 1, 2025 to December 31, 2028 for a volume of up to 20,900,000 m³/d with an average price of 3.66 USD/Mbtu and the awarding of volumes and price to the bidders, awarding YPF S.A. an annual gas supply volume (Gas Plano January) of up to 965,000 m³/d with an average price of 3.66 USD/Mbtu and a winter gas volume (Gas de Pico 2024) of up to 3,250,000 m³/d with a price of 4.885 USD/Mbtu to which the corresponding adjustment factor will be applied (in all cases corresponding to the Neuquina Basin).

Yours faithfully,

Pablo Calderone

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: December 23, 2022	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer